UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission File No. 000-26719

Mercantile Bank of Michigan

401(k) Plan

Mercantile Bank Corporation

310 Leonard Street, NW

Grand Rapids, Michigan 49504

(616) 406-3000

REQUIRED INFORMATION

The Mercantile Bank of Michigan 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1, 2 and 3 of Form 11-K for annual reports, the financial statements and schedules of the Plan for the two years ended December 31, 2013 and 2012, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this report.

Mercantile Bank of Michigan

401(K) Plan

Financial Statements

And Supplemental Schedule

Years Ended December 31, 2013 and 2012

Mercantile Bank of Michigan 401 (k) Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator

Mercantile Bank of Michigan 401(k) Plan

Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of Mercantile Bank of Michigan 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Grand Rapids, Michigan

June 27, 2014

Mercantile Bank of Michigan 401 (k) Plan

Statements of Net Assets Available for Benefits

December 31,	2013	2012

Assets

Investments, at fair value
Mutual funds	$13,730,606	$10,174,877
Mercantile Bank Corporation common stock	7,759,067	6,078,567
Common/collective trust	679,807	746,247
Money market fund	11,448	10,592

Total investments	22,180,928	17,010,283

Notes receivable from participants	416,392	304,538
Cash	1,309	4,143

Net Assets Available for Benefits, at Fair Value	22,598,629	17,318,964

Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(2,216)	(14,058)

Net Assets Available for Benefits	$22,596,413	$17,304,906

See accompanying notes to financial statements.

Mercantile Bank of Michigan 401 (k) Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2013	2012

Additions

Investment income
Net appreciation in fair value of investments	$3,808,250	$3,547,311
Dividends – cash	751,114	347,341

Total investment income	4,559,364	3,894,652

Contributions
Employer	500,431	389,510
Employee	988,265	910,652
Rollover	17,413	65,324

Total contributions	1,506,109	1,365,486

Interest from notes receivable	10,579	9,477

Total Additions	6,076,052	5,269,615

Deductions

Benefits paid to participants	779,334	846,035
Administrative expenses	5,211	4,073

Total Deductions	784,545	850,108

Net increase	5,291,507	4,419,507

Net Assets Available for Benefits, beginning of year	17,304,906	12,885,399

Net Assets Available for Benefits, end of year	$22,596,413	$17,304,906

See accompanying notes to financial statements.

Mercantile Bank of Michigan 401 (k) Plan

Notes to Financial Statements

1. Plan Description

The following description of Mercantile Bank of Michigan 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established by the Plan Sponsor, Mercantile Bank of Michigan (Bank), effective January 1, 1998. The Plan was amended and restated effective January 1, 2013. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility and Enrollment

The Plan is a defined contribution plan covering eligible employees who have completed a minimum of one hour of service. During 2013 and 2012, eligible employees entered the Plan on the first day of the fiscal quarter following date of hire. Beginning January 1, 2014, eligible employees can enter the Plan on the first day of the month following date of hire. Beginning May 1, 2014, the Bank will withhold an amount equal to 3% of employee compensation for all newly eligible employees, until such time as the employee elects a different percentage or elects no contributions.

Contributions

Elective deferrals by participants under the Plan provisions are based on a percentage of their compensation, subject to certain limitations as defined by the Plan Agreement. Participants may also make after tax Roth contributions, and may roll over account balances from other qualified defined benefit or defined contribution plans into their account.

Effective January 1, 2013, the Bank made safe harbor matching contributions equal to 100% of the first 4% of compensation deferred by each participant, subject to certain limitations as specified in the Plan Agreement. In 2012, the matching contributions were made at the discretion of the Bank’s Board of Directors. Effective January 1, 2014, the safe harbor matching contribution increased to 100% of the first 4.25% of compensation deferred by each participant. The Bank may also make a discretionary profit sharing contribution subject to certain limitations as specified in the Plan Agreement. There were no profit sharing contributions in 2013 and 2012.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Bank’s matching contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Vesting

Participants are immediately vested in their elective deferrals and all employer contributions and earnings thereon.

Mercantile Bank of Michigan 401 (k) Plan

Notes to Financial Statements

Notes Receivable From Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The notes are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local borrowing rates. Interest rates on notes receivable outstanding as of December 31, 2013 ranged from 3.25% to 7.75%. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless the notes were used to purchase a primary residence, in which case the note terms shall not exceed ten years.

Payment of Benefits

Upon separation of service, death, disability or retirement, a participant or his or her beneficiary will receive a distribution of the participant’s account as a lump-sum amount. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation common stock in either common shares or cash. Additionally, under certain circumstances of financial hardship, participants are allowed to withdraw funds from the Plan.

Administrative Expenses

Substantially all administrative expenses are paid by the Plan Sponsor. Certain fees incurred as a result of participant-directed transactions (e.g., participant loan origination and distribution fees) are charged directly to the participant’s account.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Concentration of Credit Risk

At December 31, 2013 and 2012, approximately 34.3% and 35.1%, respectively, of the Plan’s assets were invested in Mercantile Bank Corporation common stock. A significant decline in the market value of the common stock would significantly affect the net assets available for benefits.

Mercantile Bank of Michigan 401 (k) Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable – Participant Loans

Participant loans are classified as notes receivable from participants, and are measured at the unpaid principal balance plus unpaid accrued interest. Defaulted loans, if any, are reclassified as distributions based upon the terms of the Plan Document.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, and other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Money market and mutual funds - Valued at quoted market prices in an exchange and active market, which represent the net asset values (NAV) of shares held by the Plan.

Mercantile Bank Corporation common stock - Valued at the closing price reported on the active market on which the security is traded.

Mercantile Bank of Michigan 401 (k) Plan

Notes to Financial Statements

Common/collective trust (CCT): The Plan’s interest in the Union Bond & Trust Company Morley Stable Value Fund (the Fund) is valued based on information reported by the issuer, The Union Bond & Trust Company (Union) using the net asset value from the audited financial statements of the Fund. Union determines fair value based on the underlying investments (primarily conventional, synthetic and separate account investment contracts, and cash equivalents). Investment contracts held by a defined contribution plan are required to be reported at fair value, with an adjustment to contract value in the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the CCT represents contributions plus earnings, less participant withdrawals and administrative expenses. The investment objective of the Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options to be paid to plan participants are made within 30 days after written notification has been received. All plan sponsor-directed full or partial withdrawals are subject to a twelve month advance written notice requirement.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2013 and 2012. There have been no significant transfers in or out of Levels 1, 2 or 3 in 2013 or 2012.

	Investments at Fair Value

December 31, 2013	Level 1	Level 2	Level 3	Total

Mutual funds
Domestic stock funds	$6,498,113	$-	$-	$6,498,113
International stock funds	5,289,258	-	-	5,289,258
Fixed income funds	718,890	-	-	718,890
Balanced funds	679,885	-	-	679,885
Lifestyle/asset allocation funds	544,460	-	-	544,460

Total mutual funds	13,730,606	-	-	13,730,606

Common stock	7,759,067	-	-	7,759,067
Common/collective trust	-	679,807	-	679,807
Money market fund	11,448	-	-	11,448

Investments, at fair value	$21,501,121	$679,807	$-	$22,180,928

Mercantile Bank of Michigan 401 (k) Plan

Notes to Financial Statements

	Investments at Fair Value

December 31, 2012	Level 1	Level 2	Level 3	Total

Mutual funds
Domestic stock funds	$4,557,179	$-	$-	$4,557,179
International stock funds	4,024,854	-	-	4.024,854
Fixed income funds	769,518	-	-	769,518
Balanced funds	560,268	-	-	560,268
Lifestyle/asset allocation funds	263,058	-	-	263,058

Total mutual funds	10,174,877	-	-	10,174,877

Common stock	6,078,567	-	-	6,078,567
Common/collective trust		746,247	-	746,247
Money market fund	10,592	-	-	10,592

Investments, at fair value	$16,264,036	$746,247	$-	$17,010,283

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

December 31,	2013	2012

Mutual Funds
American Funds Growth Fund of America	$2,009,178	$1,422,903
Franklin Mutual Beacon	1,254,343	1,020,757
American Funds EuroPacific Growth	*	904,912
Mercantile Bank Corporation common stock	7,759,067	6,078,567

*Below 5% of net assets available for benefits.

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Year Ended December 31,	2013	2012

Mutual funds	$1,924,604	$1,031,370
Common/collective trust	2,939	4,733
Common stock	1,880,707	2,511,208

Net Appreciation in Fair Value of Investments	$3,808,250	$3,547,311

Mercantile Bank of Michigan 401 (k) Plan

Notes to Financial Statements

4. Related Party Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain other parties. Professional fees for the administration and audit of the Plan are paid by the Bank.

Certain Plan investments are managed by Charles Schwab Trust Company (Schwab) and Union Bond and Trust Company (Union). Schwab and Union are custodians as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

The 359,549 and 368,398 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 2013 and 2012, respectively, represent approximately 4.11% and 4.23% of the Corporation’s outstanding shares as of December 31, 2013 and 2012, respectively.

Cash dividends of $164,129 and $32,809 were paid to the Plan by Mercantile Bank Corporation during 2013 and 2012, respectively.

5. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

6. Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated August 20, 2010 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. The related trust, therefore, is not subject to tax under present tax law.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there currently are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to tax examinations for years prior to 2010.

7. Subsequent Event

On August 14, 2013, Mercantile Bank Corporation (Mercantile) and Firstbank Corporation (Firstbank) entered into an agreement to merge. Under the terms of the merger agreement, Firstbank was merged with and into Mercantile, with Mercantile as the surviving corporation. The merger became effective on June 1, 2014. As a result, the Firstbank Corporation 401(k) Plan was merged into the Plan effective June 9, 2014, and assets of approximately $35,116,000 were merged into the Plan. Effective June 9, 2014, The Plan changed custodians, and Plan assets were transferred from Charles Schwab Trust Company to Greenleaf Trust Company.

Mercantile Bank of Michigan 401 (k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 38-3360868

Plan Number: 001

December 31, 2013
(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value
	Mutual funds
	Allianz GI Convertible Fund I	1,181 shares		**	$62,749
	American Funds EuroPacific Growth	23,383 shares		**	1,125,430
	American Funds Growth Fund of America	47,397 shares		**	2,009,178
	American Funds Investment Company of America	29,220 shares		**	1,069,436
	American Funds New World	13,465 shares		**	781,895
	American Funds Target Date 2015	9,811 shares		**	104,981
	American Funds Target Date 2025	3,471 shares		**	41,097
	American Funds Target Date 2035	6,330 shares		**	77,861
	American Funds Target Date 2045	18,588 shares		**	231,792
	American Funds Target Date 2055	5,919 shares		**	88,729
	American Funds Capital World Growth and Income	23,365 shares		**	1,053,056
	Columbia Small Cap Value	4,080 shares		**	194,838
	Franklin Income	280,944 shares		**	679,885
	Franklin Mutual Beacon	74,663 shares		**	1,254,343
	Neuberger Berman Mid Cap Growth	75,662 shares		**	1,086,506
	Oppenheimer Developing Markets	4,366 shares		**	163,986
	Perkins MidCap Value	5,650 shares		**	131,926
	PIMCO FDS COM RLRT STR P	8,478 shares		**	46,458
	PIMCO High Yield	11,858 shares		**	113,954
	PIMCO Total Return	52,243 shares		**	558,477
	Royce Value Investment	81,394 shares		**	1,097,189
	Thornburg Investment Income Builder	38,659 shares		**	807,587
	Touchtone Sands Capital Inst Growth	12,122 shares		**	270,799
	Vanguard 500 Index Investor	3,982 shares		**	678,454

	Total mutual funds				13,730,606

	Common stock
*	Mercantile Bank Corporation	359,549 shares		**	7,759,067

*	Common/collective trust
	Union Bond & Trust Company Stable Value Fund	29,413 shares		**	679,807

*	Money market fund
	Schwab Value Advantage Fund	11,448 shares		**	11,448

	Total Investments, at Fair Value				$22,180,928

*	Notes Receivable From Participants	(3.25% to 7.75%	)		$416,392

* A party-in-interest as defined by ERISA.

** The cost of participant-directed investments is not required to be disclosed.

Exhibit to Report on Form 11-K

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mercantile Bank of Michigan
401(k) Plan

Date: June 27, 2014	By:	/s/ Lonna L. Wiersma
Lonna L. Wiersma, Plan Administrator

Exhibit Index

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm